[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

DAVID S. GOLDSTEIN

DIRECT LINE: 202.383.0606

Internet: david.goldstein@sablaw.com

April 30, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GE Investments Funds, Inc. Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A File Nos. 2-91369; 811-04041

Commissioners:

On February 27, 2009, GE Investments Funds, Inc. (the “Company”) filed the above-referenced post-effective amendment (the “Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. By e-mail on April 9, 2009, Mark Cowan, a member of the staff of the Securities and Exchange Commission (the “Commission”), provided us with the following comments regarding the Amendment. On behalf of the Company, set forth below are the comments received by the Company and the Company’s responses to those comments:

1. Shareholder Fees (p. 50)

a.	Footnote 4 states that the Europe Equity Fund is not being offered to investors and does not have any operating history. Please explain to the staff why disclosure is included about this fund when it is not being offered.

Although the Company has no current intention of offering the Europe Equity Fund to investors, the Company may decide to offer the Europe Equity Fund in the future should market conditions more favorably support the opening of the fund.

b.	With respect to the voluntary expense reimbursement/waiver in FN 9, please disclose the period for which the arrangement is expected to continue.

The voluntary management fee reduction with respect to the Money Market Fund disclosed in footnote 9 was adopted in response to the current low yield environment for money market instruments. Because the future duration and extent of such market environment is not known, GE Asset Management Incorporated, the investment adviser to the fund, has decided to implement this waiver on a voluntary basis and not for a predetermined length of time.

Securities and Exchange Commission

April 30, 2009

c.	Please explain to the staff why the Total Return Fund is not included in the combined fee table.

Historically, the Total Return Fund has been included in the combined fee table. However, beginning with the May 1, 2006 prospectus, a separate fee table for the Total Return Fund was created for two reasons. First, because the fee and expense structure for the Total Return Fund differed from the other funds offered in the prospectus (for example, it was the only fund that offered multiple classes at the time), the Company decided to create a separate table for the Total Return Fund to reduce any potential investor confusion. Second, beginning on May 1, 2006, the Total Return Fund began offering shares through stand-alone prospectuses. For purposes of consistency between the fee table in the combined prospectus (with respect to the Total Return Fund) and the stand-alone prospectuses, a separate fee table for the Total Return Fund was created in the combined prospectus.

In connection with our response to the aforementioned comment, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) comments from the Commission staff or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert comments from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions of comments, please call the undersigned at the above number.

Sincerely,

/s/ David S. Goldstein
David S. Goldstein

cc:	Jeanne LaPorta, Esq. JoonWon Choe, Esq. Joseph Carucci